AMENDED AND RESTATED
APPENDIX A TO THE INVESTMENT ADVISORY AGREEMENT
TRIMTABS ETF TRUST

(as of November 29, 2021)

Fund	Fee Rate	Effective Date
FCF US Quality ETF	0.59%	September 27, 2016
FCF International Quality ETF	0.59%	May 3, 2017
Donoghue Forlines Risk Managed Innovation ETF	0.69%	September 22, 2020
Donoghue Forlines Tactical High Yield ETF	0.69%	September 22, 2020
Donoghue Forlines Yield Enhanced Real Asset ETF	0.69%	___________, 2021

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated as of the day and year first above written.

TRIMTABS ETF TRUST	FCF ADVISORS LLC
(formerly known as TrimTabs Asset
Management, LLC)

Robert Shea	Date	Robert Shea	Date
President		Chairman